Exhibit 21.1

West Marine, Inc. and its subsidiaries do business under the following names: West Marine Products, West Marine, BoatU.S. and Port Supply. The following is a list of the subsidiaries of West Marine, Inc., including the state of incorporation or jurisdiction of organization of each subsidiary:

West Marine Products, Inc., a California corporation

West Marine Puerto Rico, Inc., a California corporation

W Marine Management Company, Inc., a California corporation

West Marine LBC, Inc., a California corporation

West Marine IHC I, Inc., a California corporation

West Marine Canada Corp., a Nova Scotia unlimited liability company